EXHIBIT 99.1

Precision Announces Full Commercialization of Automation Offering & Roll-Out of Alpha Brand

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release. All values in Canadian dollars except as indicated.

CALGARY, Alberta, Nov. 19, 2019 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) is pleased to announce the commercialization of its automation services and the new brand roll-out of its Alpha™ technology offering, which includes the following core services:

  AlphaAutomation™ - previously referred to as Process Automation Control (PAC)
  AlphaApps™
  AlphaAnalytics™

A photo accompanying this announcement is available at: https://www.globenewswire.com/NewsRoom/AttachmentNg/89343c10-79bd-41f0-8896-ffe4df1b3e92

Precision’s AlphaAutomation technology significantly enhances the efficiency and value of its Super Triple drilling rig fleet and currently includes 32 systems deployed across various basins in the U.S. and Canada. The benefits of enhanced drilling efficiency, well-cost savings and consistency gains AlphaAutomation provides when combined with Precision’s Super Triple rig package is a compelling performance and value proposition for our customers. AlphaAutomation systems are currently contracted at commercial rates, earning expected returns and achieving over 90% utilization, demonstrating that Precision has achieved commercial acceptance.

A key component of AlphaAutomation is its open platform, which is designed to host multiple drilling performance applications consisting of in-house, customer-developed or third-party applications. Precision has partnered with various industry leaders and currently has 15 revenue generating AlphaApps either commercialized or in development, adding to its growing portfolio of technology offerings.

Precision intends to continue deploying this offering across its standardized Super Triple fleet, driven by continued customer demand to lower drilling costs and improve capital efficiency. This includes 24 additional systems over the next 12 months, which have already been included in Precision’s previously guided 2020 capital expenditure budget range of $60 million to $80 million.

Precision’s CEO, Kevin Neveu stated: “I am excited to announce the full commercialization of Precision Drilling’s automation technology and to unveil the Alpha designation for Precision’s digital technologies. AlphaAutomation running on our Super Triple rigs has provided unequivocally safe, cost efficient, consistent and repeatable drilling performance on all types of oil and gas wells. Achieving this milestone is a result of three years of field-hardening the software, extensively training our crews and closely collaborating with our customers in order to overcome field acceptance hurdles and fully demonstrate the value our technology delivers. We have drilled over 1,000 wells with AlphaAutomation and have successfully deployed this highly scalable technology throughout North America. Without question, our Alpha technology offering significantly enhances Precision’s competitive positioning and our High Performance, High Value strategy.”

More information on Precision’s Alpha technologies is available on the company website at www.precisiondrilling.com.

A photo accompanying this announcement is available at: https://www.globenewswire.com/NewsRoom/AttachmentNg/9de3f915-605d-415e-a6ea-e6346ac82ccb

© 2019 Precision Drilling Corporation. All rights reserved. Alpha and other designs, names and marks used herein are the trademarks of Precision Drilling Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to the following:

  our planned capital expenditures for 2020; and
  our strategic priorities for 2020.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6247

Dustin Honing, CPA
Manager, Investor Relations
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com